Exhibit 99.1

News Release

Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca
For Immediate Release
FORDING CANADIAN COAL TRUST ANNOUNCES MAILING OF CIRCULAR FOR
PROPOSED SALE OF ASSETS TO TECK COMINCO LIMITED
CALGARY, September 9, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has mailed its notice of special meeting and management information circular to the holders of its units, exchange options and phantom units who, collectively, are all of the securityholders of Fording in connection with the previously announced proposed sale of its assets to Teck Cominco Limited. The special meeting of the securityholders will be held in the Alberta Room at the Palliser Hotel, 133-9th Avenue SW, Calgary, Alberta, on September 30, 2008 at 9:00 a.m. Mountain time.
The circular includes the unanimous recommendation of the trustees of Fording and the directors of Fording (GP) ULC that are independent of Teck that unitholders vote for the arrangement. Securityholders are urged to read the circular in its entirety. If securityholders authorize the arrangement, Fording and Teck expect that all of the conditions to closing will be satisfied or waived on or about the meeting date. If the conditions to closing are satisfied or waived on or about September 30, 2008, Fording and Teck expect that the arrangement will close on or about October 30, 2008.
Holders of units should be aware of the Canadian income tax consequences of the arrangement summarized under “Certain Tax Considerations for Unitholders—Certain Canadian Federal Income Tax Considerations” in the circular, including the treatment of amounts payable to holders of units under the arrangement. In particular, for Canadian federal income tax purposes, Fording expects that all or substantially all of the distributions and other amounts payable to holders of units under the arrangement, including all cash amounts and the fair market value of any Class B subordinate voting shares of Teck, will constitute ordinary income to holders of units and, in the case of non-resident holders of units, will be subject to Canadian non-resident withholding tax. This income inclusion cannot be offset by capital losses, if any, recognized as a result of the arrangement. Taxable holders of units who are resident in Canada and who hold their units on capital account and holders of units who are not residents of Canada will want to consider disposing of their units on the Toronto Stock Exchange (the “TSX) or the New York Stock Exchange (“NYSE”) with a settlement date that is prior to the closing date of the arrangement and should consult their own tax and investment advisors with regard to this decision. Holders of units who decide to dispose of their units are advised that: (a) the TSX is expected to establish special trading rules for the three trading days preceding the closing date of the arrangement to facilitate settlement prior to the closing date of trades occurring on the TSX during that three day period; and (b) the NYSE is expected to halt trading in the units during the three trading days prior to the closing date of the arrangement and as such, holders of units will not be able to trade their units on the NYSE during such three day period and trades over the NYSE made prior to such three day period should settle in accordance with the NYSE’s typical T+3 settlement cycle prior to the closing date of the arrangement.

Copies of the circular will be available at www.sec.gov and at www.sedar.com. In addition, copies of the circular will be available on Fording’s website at www.fording.ca. Securityholders with questions or requiring more information regarding the arrangement described in the circular are asked to contact Laurel Hill Advisory Group, Fording’s proxy solicitation agent, at 1-866-570-5373.
Fording also wishes to announce that the trustees of Fording have resolved to terminate the Premium Distribution™ and Distribution Reinvestment Plan of Fording contingent on the approval of the arrangement resolution at the meeting by securityholders. The trustees of Fording resolved to terminate the plan in order that registered holders of units who are participants in the plan will receive unit certificates representing the whole units held by them through the plan in advance of the closing date of the arrangement without further action. Fractional unitholdings will be settled through a cash payment in accordance with the terms of the plan.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.
Forward-Looking Information Advisory
This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Act relating, but not limited to, Fording’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Holders of units are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
These risks include, but are not limited to, the delay or failure by Teck to obtain the required financing to complete the arrangement, the failure by Teck to obtain sufficient proceeds from the sale of its units of Fording to complete the arrangement, any action being taken which results in a material and adverse change in Teck or Fording including in the anticipated tax treatment of the arrangement, an absence of liquidity for units prior to or during the pre-closing period, the failure to satisfy the conditions to consummate the arrangement, including the approval of the arrangement resolution by the Securityholders in the manner required by the interim order, the approval of the arrangement by the court, the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, the delay of consummation of the arrangement or failure to complete the arrangement for any other reason (including the delay or failure to obtain the closing regulatory approvals) and the costs, fees, expenses and charges related to the arrangement exceeding certain thresholds. Fording cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which may negatively affect the reliability of forward-looking information are discussed in the Circular as well as in Fording’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual report, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on Form 40-F and its filings on Form 6-K, are available at www.sec.gov. Fording further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events, public statements or filings. Fording undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information, except as required by law.
FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations Contact:
Colin Petryk	Najda Dupanovic
Fording Canadian Coal Trust	Coordinator, Investor Relations
Director, Investor Relations	(403) 260-9892
(403) 260-9823
Email: investors@fording.ca
Media Contact:
John Lute
Lute & Company
(416) 929-5883 x222
Email: jlute@luteco.com